Exhibit 99.1

 Dear All,

Early this morning we announced that AveXis has entered an agreement to be acquired by Novartis AG for $8.7B. Please read the press release here <http://investors.avexis.com/phoenix.zhtml?c=254285&p=irol-newsArticle&ID=2341482> .

As a result of your unwavering commitment, exceptional talent, and expertise,  AveXis has quickly become recognized internationally as a true leader in gene therapy with highly differentiated capabilities compared to others in the field.  Novartis recognizes the value that we have created, and has the aligned vision of the significant potential for AVXS-101 and our gene therapy to transform the lives of patients and their families devastated by severe and life-threatening diseases like SMA, Rett and ALS.

Please join us at 10:00 AM CDT for an All Hands meeting (Outlook meeting invite to be sent shortly), where we will be joined by Paul Hudson, CEO Novartis Pharmaceuticals, and Lisa Deschamps, WW Head Neuroscience at Novartis to provide more details on the acquisition, our transition into the Novartis organization and our shared vision for the path forward.

Sean